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                    January 24, 2022

       Michael Larsen
       Chief Financial Officer
       Illinois Tool Works, Inc.
       155 Harlem Avenue
       Glenview IL 60025

                                                        Re: Illinois Tool
Works, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            001-04797

       Dear Mr. Larsen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology